Exhibit 4.2

[Convenience Translation]

Contract

Between

Alllianz Aktiengesellschaft

(hereinafter called “Company”)

and

Mr

the following contract is concluded:

§ 1

Functions and Obligations

(1)	You are a regular member of the Board of Management of the Company. You manage the business in accordance with the law, the articles of association of the Company and the rules of procedure for the Board of Management as well as the decisions taken within the framework of such rules of procedure by the Chairman of the Board of Management.

(2)	Vis-à-vis third parties, you are authorized to represent the Company together with a member of the Board of Management or another authorized signatory. To the extent the Company is authorized to represent other enterprises your power of representation extends to these enterprises.

(3)	The Company is entitled to assign to you during the term of this contract other positions of equal rank within the entire Allianz Group or to transfer you to such a position, also at other locations.

§ 2

Other Professional Activities

(1)	You will dedicate your complete working power to the Company and Allianz Group and will not perform any other professional activities within this country or abroad. Any commissions for the brokerage for Allianz Group companies or companies which have close business relations with Allianz Group are excluded.

(2)	Prior to your appointment as a member of the management board, the administrative board, the “Board of Directors” or as managing director of another company, prior to commencement of another activity within the meaning of Section 88 Paragraph 1 German Stock Companies Act (Aktiengesetz) and prior to any acceptance of mandates in supervisory boards, advisory boards or similar mandates, the consent of the Supervisory Board must be obtained. The obtaining of the consent is effected by the Chairman of the Board of Management with whom every intended acceptance of mandates, also in a company of Allianz Group, shall be agreed upon in advance. Should you receive any benefits from third parties in connection with such mandates or for other reasons you shall disclose these benefits to the Chairman of the Board of Management.

(3)	Upon request of the Board of Management you will take over supervisory board mandates and comparable functions in affiliated companies as well as activities in associations and other federations of which the Company is a member due to its business activities. You are obliged to resign from any such office of the aforementioned kind that you hold in the interest of the Company at the end of your activity as member of the Board of Management or, upon request of the Board of Management, already before the end.

§ 3

(1)	For your services you will during the term of this contract receive the following remuneration:

1.	Fixed annual remuneration (basic remuneration) amounting to	xxx.xxx,—	€
(in words: xxxxxxxxxxxxxxx Euro) gross, payable in arrears in monthly partial amounts of xx.xxx,— € (in words: xxxxxxxxxxxxxxx Euro) gross.

2.

An annual bonus in case of 100% target fulfillment in the amount of

(in words: xxxxxxxxxxxxxxx Euro) gross, the specific terms and conditions of which will annually be defined by the Supervisory Board. The annual bonus may not exceed a maximum of xxx.xxx,— € (in words: xxxxxxxxxxxxxxx Euro) gross.

		xxx.xxx,—	€

3.

A Mid-Term-Bonus for the years 2004–2006 amounting to a reward (in case of 100% target fulfillment) of

(in words: xxxxxxxxxxxxxxx Euro) gross, of which the specific terms and conditions will be defined by the Supervisory Board.

The Mid-Term-Bonus may not exceed a maximum of xxx.xxx,— € (in words: xxxxxxxxxxxxxxx Euro) gross.

On the granting of a new Mid-Term-Bonus after expiry of the aforementioned time period the Supervisory Board shall decide at its free discretion.

		xxx.xxx,—	€

4.	To the extent a stock-based remuneration plan for managers of the Company exists you will participate in this plan in accordance with the decision of the Supervisory Board.

(2)	Any remuneration from supervisory board mandates or similar mandates in companies of Allianz Group or its joint ventures with other partners shall be paid over to the Company, as the case may be after deduction of the value added tax payable thereon or any other non-deductible tax payable on this remuneration abroad. The same applies to 50 % of the amounts received for mandates in non-Allianz Group companies, unless such mandates have been recognized by the Supervisory Board as being ad personam. Attendance fees and reimbursement of out-of-pocket expenses in the usual amounts shall not be paid over to the Company in case the Company has not reimbursed the corresponding costs.

(3)	To the extent the term of this contract does not correspond to the financial year of the Company, the remuneration shall be calculated pro rata temporis.

§ 4

Vacation, Temporary and Permanent Disability to Work

(1)	You shall in every year be entitled to vacation adequate according to your function which shall not exceed a maximum of 35 working days. You shall agree on your vacation before its respective commencement with the Chairman of the Board of Management.

(2)

In case of a temporary disability to work that occurs due to sickness, accident or any other reason not based on your fault, the remuneration according to § 3 para. (1) will by the Company further be paid during a period of 12 months, however, no longer than until the end of the service contract. In case of a disability to work that lasts more than 6 weeks the period of absence will adequately be accounted for as regards the determination of the annual bonus and the Mid-Term-Bonus pursuant to § 3 para. (1) no. 2 and 3. Any benefits from third parties, for example due to insurances or third party liability claims, shall be deducted from the Company’s obligation to make payments or grant benefits.

(3)	In case of a permanent disability to work this contract shall end, provided that it does not already end before according to § 9 para. 1, three months after the end of the month in which the permanent disability to work has been established. A permanent disability to work is given if presumably the functions resulting from this contract can permanently not be fulfilled. In case of doubt an expert opinion of a physician to be agreed upon by the Supervisory Board and you shall be obtained to establish whether a permanent disability to work is given.

§ 5

Fringe Benefits

(1)	You shall receive fringe benefits (Nebenleistungen) according to the terms and conditions applicable to members of the Company’s Board of Management which are attached hereto as Annex 1.

(2)	You are entitled to use the social facilities (Sozialeinrichtungen) of Allianz Group and to conclude insurance contracts with Allianz Group companies for yourself and your relatives at conditions customary for employees of Allianz Group companies. The details shall be determined by the Chairman of the Board of Management on behalf of the Supervisory Board.

§ 6

Temporary Payment

(1)	In the event that, after having been a member of the Board of Management for at least five years, either you are not reappointed as member of the Board of Management or this contract ends prematurely because of a consensual cancellation of your appointment as member of the Board of Management or a permanent disability to work according to § 4 para. (3), you shall receive for a period of further six months the monthly fixed remuneration as paid at the date of your leave plus, pro rata for these six months, the proportionate annual bonus calculated on the basis of 100 % target fulfillment. If according to the terms and conditions of your confirmation of pension entitlement pension payments are due, they shall be deducted.

(2)	In case your membership in the Board of Management terminates because of your death and you are survived by your widow or your minor children, such survivors shall receive the additional benefits mentioned in § 6 para. (1).

(3)	For the calculation of the five year term of office within the meaning of the preceding paragraph (1), 1 January 200x shall be deemed to be the day of the beginning of such term of office.

§ 7

Change of Control

(1)	If during a period of 12 months after a change of control of Allianz AG as defined in para. (4) hereinafter

•	your appointment as member of the Board of Management of Allianz AG is revoked unilaterally by the Supervisory Board, or

•	your membership in the Board of Management is terminated by common consent, or

•	your membership in the Board of Management is terminated by your resignation from office due to the fact that your responsibilities as member of the Board of Management of Allianz AG are materially reduced, without you having given a cause therefore by culpable action, you shall receive for the remaining term of your service contract your contractual remuneration in the form of a single payment. The single payment shall be calculated on the basis of the fixed remuneration as applicable at the date of the change of control, the annual bonus and an current Mid-Term-Bonus, if any, in each case with a discount for unaccrued interest in line with market conditions. Thereby, as regards the annual bonus and a current Mid-Term-Bonus, for the time until the end of the membership in the Board of Management the effective target fulfillment and for the time after the end of the membership in the Board of Management a target fulfillment of 100% shall be decisive. If the remaining term of the service contract does not amount to at least three years, the single payment shall, as regard the fixed remuneration and the annual bonus, be increased accordingly to a remaining term of three years. The single payment shall be reduced for any other payments or monetary value benefits that are granted by other companies of Allianz Group or a majority shareholder in connection with the change of control. If the time period between the end of the membership in the Board of Management and the reaching of the age of 60 is shorter than three years, the single payment shall be reduced accordingly.

(2)	In respect of rights under a stock-based remuneration plan you will under the requirements of para. (1) be treated as a pensioner according to the respective applicable plan terms and conditions.

(3)	The preceding paragraphs shall apply accordingly if before the expiry of two years after a change of control an expiring mandate in the Board of Management is not extended. In this case, for the period between the end of the service contract and the expiry of three years after the change of control a single payment will be made that is determined in accordance with para. (1).

(4)	A change of control shall be given if a shareholder of Allianz AG publishes according to Section 21 German Securities Trading Act (Wertpapier-handelsgesetz) that it – alone or together with other shareholders which are acting together in the sense of an acting in concert – holds, including voting rights that are attributed to the shareholder according to Section 22 German Securities Trading Act, more than 50 % of the voting rights of Allianz AG.

§ 8

Pension Provisions

(1)	Your pension entitlements as well as those of your surviving dependants shall be governed by the Allianz pension commitment confirmed to you by a separate letter. Such pension commitment provides that any benefits from Allianz Versorgungskasse VVaG (AVK) and from Allianz Pensionsverein e.V. (APV) shall be paid in addition to the entitlements under the pension commitment.

(2)	Due to requirements imposed by law, according to § 14 of the APV-Charter there is no legal entitlement (Rechtsanspruch) to any pensions of APV. The benefits of APV will, however, be covered by a life annuity insurance of equal value on your life with Allianz Lebensversicherungs-AG. You hereby agree to the conclusion of such insurance.

§ 9

Term of Contract

(1)	This contract shall be concluded with effect from 1 January 200x until 31 December 200x. In the event that your appointment as member of the Board of Management is extended by the Supervisory Board of the Company beyond the abovementioned date, this contract shall continue to apply until the end of the term of office.

(2)	At the latest six months prior to the expiration of your term of office the Company will inform you what position the Supervisory Board takes with respect to the question whether your appointment will be extended. If you would not give your consent to a reappointment, you shall notify the Company thereof at the latest six months prior to the expiry of your term of office.

§ 10

Business and Operational Secrets

You undertake to keep strictly confidential vis-à-vis third parties all business and operational secrets both during the term of the service contract and thereafter. This shall not apply to the extent that an obligation to disclose is imposed by law. Further, you are obliged to return to the Company at the end of your activity as member of the Board of Management any documents, records and papers in your possession, including information stored on electronic data storages, which have been produced in connection with your activity as member of the Board of Management. Insofar, a right of retention is excluded.

§ 11

Miscellaneous

Should any provision of this service contract be invalid or later lose its validity in whole or in part, this shall not affect the validity of the remaining provisions. As far as legally permissible, an adequate provision which comes as near as possible to what the parties intended or would have intended had they considered the invalidity of the provision shall replace the invalid provision. This shall also apply if the invalidity of a provision is based on the extent of performance due or the scope of time under this contract; in this case, such legally permissible extent of performance due or scope of time shall be deemed to be agreed that comes as near as possible to what was intended.

Munich, [date]	Munich, [date]

Allianz Aktiengesellschaft
The Chairman of the Supervisory Board